RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

April 22, 2003   Trading Symbol: TSX: RNG

RIO NARCEA REPORTS 2002 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the year ended December 31, 2002.

Highlights for the year include:

- Record gold production of 177,225 ounces, up 42% from the previous year
- Reduction in cash operating cost to $143 per ounce
- Net earnings of $9.7 million or $0.13 per share
- Operating cash flow of $14.1 million
- Reduction of $11 million in debt
- Special warrant financing of CDN $7.2 million in March 2002
- Significant reduction of hedge book

In 2002, the Company's gold operations delivered record production and cash flow resulting in a profitable year for Rio Narcea. On the nickel side, the Company achieved key milestones in advancing the development of the Aguablanca project towards production by completing a positive bankable feasibility study, signing a mandate for project financing and concluding an off-take agreement for the sale of its nickel concentrates. With an improved balance sheet and a positive market outlook for both gold and nickel, Rio Narcea is well positioned to provide significant benefits to its shareholders.

Financial Highlights

For the fiscal year ended December 31, 2002, Rio Narcea generated a profit of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001. Revenues for 2002 increased by 63% to $55,506,300 compared to $33,956,000 in 2001. Cash flow from operating activities totaled $14,138,300 in 2002 compared to negative $916,900 in 2001. Before changes in working capital, operating cash flow improved to $20,811,300 in 2002 compared to negative $884,400 in 2001, reflecting the increase in gold production to a record of 177,225 ounces and reduced production costs from gold operations. As of December 31, 2002, the Company had $7,736,500 in cash and cash equivalents, and long-term debt obligations of $13,592,800.

The average realized gold price, including the gold and foreign exchange cash hedging effect, increased to $307 per ounce in 2002 from $263 per ounce in 2001 as a result of the combined impact of a higher average spot price and a smaller loss from the foreign exchange hedging. The average spot price in 2002 was $310 per ounce versus $271 per ounce in 2001.

In the fourth quarter, Rio Narcea reported earnings of $2,669,800 ($0.03 per share), compared to a loss of $2,167,300 ($0.03 per share), in the same period in 2001. Revenues were $15,225,800 compared to $9,890,300 in the fourth quarter of 2001. Cash flow from operations for the quarter was $5,028,000 compared to negative $346,600 in the same period last year. This increase for the fourth quarter of 2002 is attributable to higher gold production and reduced production costs.

Financial Highlights

($000 except where stated)	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31	
	2002	2001	**2002**	2001
Financial Results				
Revenue	**15,226**	9,890	**55,506**	33,956
Net income (loss)	**2,670**	(2,167)	**9,698**	(3,715)
Cash flow from operations	**5,028**	(347)	**14,138**	(917)
Net income (loss) per share	**0.03**	(0.03)	**0.13**	(0.06)
Weighted average shares outstanding – basic (million)	**81.6**	65.0	**72.2**	65.0

	December 31, 2002	September 30, 2002	December 31, 2001
Financial Position			
Cash and cash equivalents	**7,737**	6,740	1,805
Working capital	**9,069**	2,306	(9,995)
Total assets	**84,888**	82,339	75,721
Long-term debt	**13,593**	16,023	19,228

Subsequent to the end of 2002, on February 6, 2003, the Company further strengthened its financial position by completing, through a syndicate of underwriters, an equity financing of 12 million special warrants at a price of CDN$2.25 per special warrant for gross proceeds of CDN$27 million (US$17.7 million). Each special warrant entitled the holder to acquire, without further payment and until June 7, 2003, one common share of the Company. The net proceeds will be used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt and for general working capital purposes. A receipt for the final prospectus was received on March 7, 2003 and the special warrants were exercised into common shares of the Company on March 14, 2003.

Additionally, in January 2003, Rio Narcea prepaid $2,562,500 of debt outstanding under its credit agreement with Deutsche Bank. In consideration of this prepayment, Deutsche Bank has agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's Aguablanca mine as well as its other projects.

In February 2003, the Company further reduced its hedge book by purchasing €405 per ounce gold calls representing 82,736 ounces. After the transaction there remains only €405 per ounce written calls on 111,418 ounces of gold without matching purchased calls. There is also a small forward sales contract (13,647 ounces through 2006 at US$301 per ounce).

Production Highlights

The El Valle operation achieved record gold production of 177,225 ounces at a cash cost of $143 per ounce. These excellent operating results were attributable to higher grade production from the Charnela zone of the El Valle pit and improved performance at the El Valle mill. The mill processed 753,411 tonnes at an average head grade of 7.75 g/t. Recoveries improved to 94.4% compared to 91.2% in 2001. Approximately 97,000 tonnes of ore from the Carlés grading 4.65 g/t gold and 0.77% copper were transported to the El Valle plant.

For the fourth quarter, gold production reached 42,405 ounces at a cash cost of $143 per ounce compared to 34,543 ounces at $166 per ounce for the corresponding period in 2001.

Operating Results	Twelve Months Ended Dec. 31,	
	2002	2001
Operating Data		
Gold production (ounces)	**177,225**	124,363
Plant throughput (tonnes)	**753,411**	649,142
Head grade (g/t)	**7.8**	6.5
Recovery (%)	**94.4**	91.2
Gold Production Costs (US$/oz)		
Cash operating costs	**143**	219
Depreciation and amortization	**52**	41
Reclamation and stripping costs	**30**	(25)
Total production costs	**225**	235

Note: Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation, sale of by-products, net of non-cash reclamation and stripping costs.

Development and Exploration

During 2002, development and exploration activities centered on the planned transition from open pit mining to underground production at the Company's gold operations. The Company focused mainly on reserve definition drilling below the mined out Boinas East pit in order to complete a feasibility study by mid-2003.

The feasibility study for the development of the Corcoesto gold project is scheduled to be finalized by mid-2003. The feasibility study includes a 10,000-metre infill drilling program, currently in progress, to upgrade the existing mineral resources to mineral reserves. Minimal development is required to bring the project to production by early 2004.

The Company made significant strides in 2002 towards the development of the Aguablanca nickel sulfide project. Rio Narcea successfully completed a bankable feasibility study, signed a mandate for project financing, concluded an off-take agreement, and tendered major project contracts in just over a year. A lump sum turnkey contract for the plant construction will be awarded immediately after receiving final mining permits, which are expected soon. Construction is anticipated to be completed by the first quarter of 2004. Based on the conservative assumptions of the feasibility study, Aguablanca is anticipated to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM.

Outlook

Rio Narcea expects to produce more than 155,000 ounces of gold at a cash cost of $135 per ounce in 2003, which includes processing approximately 150,000 tonnes of ore from the Carlés Mine. The Company anticipates strong cash flows from operations, which will further strengthen the financial position of the Company.

There are no major capital expenditures budgeted at the El Valle operation during 2003 other than the continuation of the underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation, completion of the Corcoesto feasibility study and evaluation of the Lugo property (Rio Narcea earning a 70% interest). The Company has budgeted a $4.4 million gold exploration program for 2003.

Construction of the Aguablanca nickel mine will commence immediately after closing the project loan facility and receiving final mining permits. Capital expenditures for Aguablanca are estimated at $62.5 million in 2003. The project remains on target for commissioning at the end of the first quarter of 2004. Rio Narcea also plans to spend approximately $3 million in nickel exploration on its large land holdings in the region.

Conference Call

The Company will host a conference call on April 23, 2003 at 11:00 A.M. E.T. to discuss its year-end results and provide an update on exploration and development. In order to join the conference call, please call (416) 640-4127 or 1-800-814-4861. The conference call will be broadcast live and recorded on the web at newswire.ca/webcast. In order to access this service, you will need to have Windows Media Player installed on your computer. Please visit newswire.ca in advance of the call for instructions on how to download the software free. Replay of the call is available until May 23 by dialing (416) 640-1917 or 1-877-289-8525 and entering code 248733#.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit, and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

As at December 31

	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents	**7,736,500**	1,805,100
Restricted cash	**287,900**	338,500
Inventories	**2,315,800**	2,033,000
Stockpiled ore	**6,290,300**	1,810,600
Accounts receivable		
Government grants	**581,700**	1,834,000
V.A.T. and other taxes	**2,571,100**	2,675,400
Trade receivables	**2,562,300**	2,691,500
Other current assets	**2,413,800**	1,489,300
Total current assets	**24,759,400**	14,677,400
Mineral properties, net	**27,712,700**	28,881,200
Deferred stripping costs, net	**27,804,700**	27,859,400
Other assets	**5,963,700**	4,303,100
	86,240,500	75,721,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness	**151,400**	4,737,700
Accounts payable and accrued liabilities	**11,489,900**	12,750,900
Current portion of long-term debt	**4,049,200**	4,877,000
Current portion of deferred revenue	**—**	2,307,200
Total current liabilities	**15,690,500**	24,672,800
Other long-term liabilities	**3,965,100**	3,304,400
Long-term debt	**13,592,800**	19,228,000
Total liabilities	**33,248,400**	47,205,200
Shareholders' equity		
Common shares	**84,098,400**	79,446,300
Stock options	**706,800**	—
Special warrants	**3,913,800**	—
Common share purchase options	**972,900**	2,233,000
Deficit	**(29,350,200)**	(39,047,700)
Cumulative foreign exchange translation adjustment	**(7,349,600)**	(14,115,700)
Total shareholders' equity	**52,992,100**	28,515,900
	86,240,500	75,721,100

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2002 $	2001 $	2000 $
OPERATING REVENUES			
Gold sales	**55,506,300**	33,921,800	24,276,400
Other operating revenues	**—**	34,200	128,900
	55,506,300	33,956,000	24,405,300
OPERATING EXPENSES			
Deferred stripping and other mining expenses	**(20,566,000)**	(13,946,600)	(11,514,600)
Plant expenses	**(9,146,500)**	(7,995,800)	(8,341,700)
Smelting, refining and transportation	**(3,598,900)**	(4,719,700)	(4,728,800)
Sale of by-products	**2,638,700**	2,521,200	2,664,600
Depreciation and amortization expenses	**(9,180,500)**	(5,142,400)	(3,388,500)
Exploration costs	**(2,737,700)**	(2,342,900)	(2,575,900)
Administrative and corporate expenses	**(3,583,200)**	(1,703,500)	(1,957,200)
Other income (expense)	**(1,307,400)**	(500)	17,400
	(47,481,500)	(33,330,200)	(29,824,700)
Operating earnings (loss)	**8,024,800**	625,800	(5,419,400)
FINANCIAL REVENUES AND EXPENSES			
Interest income	**102,600**	31,200	124,600
Foreign currency exchange gain (loss)	**3,810,600**	(1,105,500)	663,500
Interest expense and amortization of financing fees	**(2,240,500)**	(3,266,000)	(2,776,200)
	1,672,700	(4,340,300)	(1,988,100)
Income (loss) before income tax	**9,697,500**	(3,714,500)	(7,407,500)
Provision for income tax	**—**	—	—
Net income (loss)	**9,697,500**	(3,714,500)	(7,407,500)
Deficit, beginning of year	**(39,047,700)**	(35,333,200)	(27,925,700)
Deficit, end of year	**(29,350,200)**	(39,047,700)	(35,333,200)
Net income (loss) per share – basic	**0.13**	(0.06)	(0.11)
Net income (loss) per share – diluted	**0.13**	(0.06)	(0.11)
Weighted average common shares outstanding – basic	**72,249,367**	65,018,690	64,846,050
Weighted average common shares outstanding – diluted	**77,561,447**	65,018,690	64,846,050

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2002 $	2001 $	2000 $
OPERATING ACTIVITIES			
Net income (loss)	9,697,500	(3,714,500)	(7,407,500)
Add (deduct) items not requiring cash			
Depreciation and amortization	9,180,500	5,142,400	3,388,500
Deferred financing fees	517,500	303,600	530,500
Reclamation liability accrual and Other long-term liabilities	1,176,900	225,400	191,200
Foreign exchange	(3,295,100)	1,350,200	(155,400)
Accretion of interest on long-term debt	282,900	295,900	—
Non-cash put/call program income	(1,131,600)	(1,171,500)	(337,500)
Options and shares granted	637,000	—	—
Loss on disposal of capital assets	18,200	—	—
Amortization of deferred stripping costs	17,059,500	11,239,700	8,444,600
Deferred stripping expenditures	(12,241,300)	(14,555,600)	(15,335,500)
Proceeds from settlement of put/call program	—	—	5,173,900
Purchase premium of the purchased call options	(1,090,700)	—	(5,173,900)
Changes in components of working capital			
Inventories	93,100	474,500	(173,700)
Stockpiled ore	(1,192,900)	(1,314,000)	200
V.A.T. and other taxes	552,000	(690,300)	(840,300)
Trade receivables	129,200	(1,361,400)	1,208,900
Other current assets	(500,900)	129,800	(82,300)
Accounts payable and accrued liabilities	(5,753,500)	2,728,900	2,561,600
Cash provided by (used in) operating activities	**14,138,300**	**(916,900)**	**(8,006,700)**
INVESTING ACTIVITIES			
Expenditures on mineral properties	(5,757,500)	(6,372,200)	(5,213,600)
Grant subsidies received from the Spanish Government	1,966,700	474,100	3,915,300
Restricted cash	103,500	(32,000)	(321,000)
Long-term deposits and restricted investments	(23,100)	(16,900)	(33,500)
Cash used in investing activities	**(3,710,400)**	**(5,947,000)**	**(1,652,800)**
FINANCING ACTIVITIES			
Proceeds from issue of common shares	4,304,700	184,700	2,174,100
Financing fees on issue of common shares	—	(500)	(31,500)
Proceeds from issue of special warrants	4,548,800	—	—
Financing fees on issue of special warrants	(446,900)	—	—
Proceeds from bank loans and other long-term liabilities	1,401,200	6,258,400	24,025,200
Financing fees on bank loans	(197,700)	(240,800)	(1,394,700)
Repayment of bank loans	(13,706,500)	(188,100)	(18,842,000)
Cash provided by (used in) financing activities	**(4,096,400)**	**6,013,700**	**5,931,100**
Foreign exchange gain (loss) on cash held in foreign currency	(400,100)	493,300	184,200
Net increase (decrease) in cash during the year	**5,931,400**	**(356,900)**	**(3,544,200)**
Cash and cash equivalents, beginning of year	1,805,100	2,162,000	5,706,200
Cash and cash equivalents, end of year	**7,736,500**	**1,805,100**	**2,162,000**
Supplemental cash flow information			
Interest paid in cash	1,685,900	2,648,200	2,102,000
Income taxes paid in cash	—	—	—